SECURITIES AND EXCHANGE COMISSION

Washington, D.C. 20549

FORM 6-K

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of April 2002

Portugal Telecom, SGPS, S.A.

**Av. Fontes Pereira de Melo, no. 40
1069 - 300 Lisboa, Portugal**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

PRESS RELEASE

PORTUGAL TELECOM ANNUAL GENERAL SHAREHOLDERS' MEETING

Lisbon, Portugal, April 24, 2002 – Portugal Telecom, SGPS, S.A. ("PT") (NYSE: PT; BVL: PTCO.IN) today announced that the following resolutions were approved at the Annual General Shareholders' Meeting held yesterday:

- Portugal Telecom's management report, and the individual and consolidated financial statements for 2001.
- Allocation of the net income as follows:

  - Euro 15,369,780 for the legal reserve;
  - Euro 125,428,500 for distribution as dividends, corresponding to a gross dividend of Euro 0.10 per share (or ADS[1]), to be paid on May 23, 2002;
  - Euro 166,597,318 as retained earnings.

- Authorization for PT's Board of Directors to issue bonds and other securities up to Euro 750 million.
- Authorization for PT to purchase or sell own shares (up to 5% of the share capital), bonds and other securities.
- Ratification of the co-option of Mr. Carlos Alberto de Oliveira Cruz and Mr. Patrick Monteiro de Barros as non-executive members of the Board of Directors for completion of the 2000/2002 term of office.

Additionally, the shareholders approved a vote of confidence in all members of the Board of Directors and the Statutory Audit Board.

Regarding the amendment to the articles of association, the Board of Directors decided to follow the proposal presented by the Portuguese Government. Accordingly, an amendment to the articles of association has been approved in order to allow that the office of Chairman of the Board of

[1] One ADS represents one ordinary share

Directors and Chairman of the Executive Committee are no longer required to be filled by the same individual, thereby allowing for a better separation of the supervision and control functions from the executive management duties. With this amendment one third of the members of the Board of Directors, including its Chairman, will continue to require the favourable vote of the Portuguese Government, although all the members of the Executive Committee, including its Chairman, will be appointed by the Board of Directors from among its members. One or two members of the Executive Committee will continue to be appointed by the Portuguese Government, depending on whether the Committee is composed of five or seven members, respectively.

This information is also available on PT's website www.telecom.pt.

Contact: Vitor J. Sequeira, Investor Relations
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.21.500.1701
Fax: +351.21.355.6623

Portugal Telecom is listed on the Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN, on Bloomberg and Quotron under the symbol PT.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

Date: April 24, 2002

By:

Name: Vitor Sequeira

Title: Manager of Investor Relations